04030116

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

April 20, 2004

RECEIVED MAY 12 2004 MAIL PROCESSING SECTION WASH. D.C. 152

PROCESSED MAY 14 2004 THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

SUPPL

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find enclosed a copy of the following documents:

1. SEC Certificate of Filing of the Amended Articles of Incorporation of JG Summit Holdings, Inc. approved by the Philippine Securities and Exchange Commission on March 24, 2004;

2. General Information Sheet for the Special Meeting of Shareholders of JG Summit Holdings, Inc. held on March 18, 2004;

3. SEC Form 17-A (Annual Report) of JG Summit Holdings, Inc. for the fiscal year ended December 31, 2003.

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

5/14

Atty. Rosalinda F. Rivera
Corporate Secretary

Encl: as stated

/mhd

REPUBLIC OF THE PHILIPPINES
SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA, Greenhills
City of Mandaluyong, Metro Manila

COMPANY REG. NO. 184044

CERTIFICATE OF FILING
OF
AMENDED ARTICLES OF INCORPORATION

KNOW ALL MEN BY THESE PRESENTS:

THIS IS TO CERTIFY that the amended articles of incorporation of the

JG SUMMIT HOLDINGS, INC.
(Amending Article VII thereof.)

copy annexed, adopted on February 12, 2004, by a majority vote of the Board of Directors and on March 18, 2004, by the vote of the stockholders owning or representing at least two-thirds of the outstanding capital stock, and certified under oath by the Secretary and a majority of the Board of Directors of the corporation was approved by the Commission on this date pursuant to the provision of Section 16 of the Corporation Code of the Philippines, Batas Pambansa Blg. 68, approved on May 1, 1980, and copies thereof are filed with the Commission.

Unless this corporation obtains or already has obtained the appropriate Secondary License from this Commission, this Certificate does not authorize it to undertake business activities requiring a Secondary License from this Commission such as, but not limited to acting as: broker or dealer in securities, government securities eligible dealer (GSED), investment adviser of an investment company, close-end or open-end investment company, investment house, transfer agent, commodity/financial futures exchange/broker/merchant, financing company, pre-need plan issuer, general agent in pre-need plans and time shares/club shares/membership certificates issuers or selling agents thereof. Neither does this Certificate constitute as permit to undertake activities for which other government agencies require a license or permit.

IN WITNESS WHEREOF, I have hereunto set my hand and caused the seal of this Commission to be affixed at Mandaluyong City, Metro Manila, Philippines, this 24th day of March, Two Thousand Four.

BENITO A. CATARAN
Director
Company Registration and Monitoring Department

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E

T O W E R , A D B A V E . C O R . P O V E D A S T

O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Corporate Secretary

Contact Person

633-7631 to 40

Company Telephone Number

1	2

Month

3	1

Day

Fiscal Year

FORM TYPE

Second Thursday of June

Month Day

Annual Meeting

JGSHI AMENDED ARTICLES OF INCORPORATION

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A

Domestic

N/A

Foreign

To be accomplished by SEC Personnel concerned

File Number

Document I.D.

LCU

Cashier

STAMPS

AMENDED ARTICLES OF INCORPORATION

OF

JG SUMMIT HOLDINGS, INC.

KNOW ALL MEN BY THESE PRESENTS:

That we, all of legal age, citizens and residents of the Republic of the Philippines, have this day voluntarily associated ourselves for the purpose of forming a corporation under the laws of the Philippines.

AND WE HEREBY CERTIFY:

FIRST: That the name of the corporation shall be:

JG SUMMIT HOLDINGS, INC.

SECOND: That the purposes for which the said corporation is formed are:-

PRIMARY

To invest in, purchase, or otherwise acquire and own, hold, use, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property of every kind and description, including shares of stock, bonds, debentures, notes, evidence of indebtedness, and other securities or obligations of any corporation or corporations, association or associations, domestic or foreign, for whatever lawful purpose or purposes the same may have been organized and to pay therefor in money or by exchanging therefor stocks, bonds, or other evidences of indebtedness or securities of this or any other corporation, and while the owner or holder of any such real or personal property, stocks, bonds, debentures, contracts, or obligations, to receive, collect, and dispose of the interest, dividends, and income arising from such property; and to possess and exercise in respect thereof all the rights, powers, and privileges of ownership, including all voting powers of any stock so owned.

SECONDARY PURPOSES

1. To purchase, acquire, own, lease, sell and convey real properties such as lands, buildings, factories and warehouses and machineries, equipment and other personal properties as may be necessary or incidental to the conduct of the corporate business, and to pay in cash, shares of its capital stock, debentures and other evidences of indebtedness, or other securities, as may be deemed expedient, for any business or property acquired by the corporation.

2. To borrow or raise money necessary to meet the financial requirements of its business by the issuance of bonds, promissory notes and other evidences of indebtedness, and to secure the repayment thereof by mortgage, pledge, deed of trust or lien upon the properties of the corporation or to issue pursuant to law shares of its capital stock, debentures and other evidences of indebtedness in payment for properties acquired by the corporation or for money borrowed in the prosecution of its lawful business;

3. To invest and deal with the money and properties of the corporation in such manner as may from time to time be considered wise or expedient for the advancement of its interests and to sell, dispose of or transfer the business, properties and goodwill of the corporation or any part thereof for such consideration and under such terms as it shall see fit to accept;

4. To carry on and manage the general business of any company;

5. To aid in any manner any corporation association, or trust estate, domestic or foreign, or any firm or individual, any shares of stock in which or any bonds, debentures, notes, securities, evidences of indebtedness, contracts, or obligations of which are held by or for this corporation, directly or indirectly or through other corporations or otherwise;

6. To enter into lawful arrangement for sharing profits, union of interest, unitization or farmout agreement, reciprocal concession, or cooperation, with any corporation, association, partnership, syndicate, entity, person or governmental, municipal or public authority, domestic or foreign, in the carrying on of any business or transaction deemed necessary, convenient or incidental to carrying out any of the purposes of this corporation;

7. To acquire or obtain from any government or authority, national, provincial, municipal or otherwise, or any corporation, company or partnership or person, such charter, contracts, franchise, privileges, exemption, licenses and concessions as may be conducive to any of the objects of the corporation;

8. To establish and operate one or more branch offices or agencies and to carry on any or all of its operations and business without any restrictions as to place or amount including the right to hold, purchase or otherwise acquire, lease, mortgage, pledge and convey or otherwise deal in and with real and personal property anywhere within the Philippines;

9. To distribute the surplus profits of the corporation to the stockholders therof in kind, namely, properties of the corporation, particularly any shares of stock, debentures or securities of other companies belonging to this corporation; and

10. To conduct and transact any and all lawful business, and to do or cause to be done any one or more of the acts and things herein set forth as its purposes, within or without the Philippines, and in any and all foreign countries, and to do everything necessary, desirable or incidental to the accomplishment of the purposes or the exercise of any one or more of the powers herein enumerated, or which shall at any time appear conducive to or expedient for the protection or benefit of this corporation.

THIRD: That the place where the principal office of the corporation is to be established or located is at Metro Manila, Philippines.

FOURTH: That the term for which said corporation is to exist is fifty (50) years from and after the date of incorporation.

FIFTH: That the names, nationalities and residences of the incorporators of said corporation are as follows:

Name	Citizenship	Address
John Gokongwei, Jr.	Filipino	517 Sen. Gil Puyat Ave., Ext., Makati, Metro Manila
Henry L. Go	Filipino	4 Rosemarie Lane, Pasig, Metro Manila
Johnson Robert L. Go	Filipino	Horseshoe Drive Beverly Hills, Antipolo, Rizal
James L. Go	Filipino	2269 Avocado Street, Dasmarinas Village, Makati, Metro Manila
Lance Y. Gokongwei	Filipino	517 Sen. G. Puyat Ave., Ext. Makati, Metro Manila

SIXTH: That the number of directors of said corporation shall be (11) and that the names, nationalities and residences of the directors who are to serve until their successors are elected and qualified, as provided by the by-laws, are as follows:

Name	Citizenship	Address
John Gokongwei, Jr.	Filipino	517 Sen. Gil Puyat Ave., Ext., Makati, Metro Manila
Henry L. Go	Filipino	4 Rosemarie Lane, Pasig, Metro Manila
Johnson Robert L. Go	Filipino	Horseshoe Drive Beverly Hills, Antipolo, Rizal
James L. Go	Filipino	2269 Avocado Street, Dasmarinas Village, Makati, Metro Manila
Lance Y. Gokongwei	Filipino	517 Sen. G. Puyat Ave., Ext. Makati, Metro Manila
Ignacio Gotao	Filipino	27 Pina Street Valle Verde, Pasig Metro Manila
Wilfrido C. Tecson	Filipino	4900 Pasay Road Makati, Metro Manila
Catalino Ngochua	Filipino	2nd East Street, Beverly Hills, Cebu City

SEVENTH: That the authorized capital stock of said corporation is FOURTEEN BILLION EIGHT HUNDRED FIFTY MILLION EIGHT HUNDRED THOUSAND PESOS (P14,850,800,000.00) Philippine Currency, divided into TWELVE BILLION EIGHT HUNDRED FIFTY MILLION EIGHT HUNDRED THOUSAND (12,850,800,000) common shares with a par value of ONE PESO (P1.00) and TWO BILLION (2,000,000,000) preferred shares with a par value of ONE PESO (P1.00). (As amended on February 12, 2004 by the Board of Directors and on March 18, 2004 by the stockholders representing at least 2/3 of the outstanding capital stock)

No transfer of stock or interest which will reduce the ownership of Filipino citizens to less than the required percentage of the capital stock as provided by existing laws shall be allowed or permitted to be recorded in the proper books of the Corporation and this restriction shall be indicated in all the stock certificates issued by the Corporation.

Provided further, that no shareholder of any class shall be entitled to any pre-emptive right to subscribe for, purchase or receive any part of the shares of the Corporation, whether issued from its unissued capital or its treasury stock.

The preferences, privileges, and voting powers of the preferred shares shall be as follows:

1. The preferred shares may be issued by the Board of Directors for such amount (not less than par), in such series, and purpose or purposes as shall be determined by the Board of Directors.

2. The preferred shares shall be non-convertible, non-voting, cumulative and non-participating.

3. The preferred shares may be redeemable at the option of the Corporation at any time, upon payment of their aggregate par or issue value, plus all accrued and unpaid dividends, on such terms as the Board of Directors may determine at the time of issuance. Preferred shares so redeemed may be reissued by the Corporation upon such terms and conditions as the Board of Directors may determine.

4. The holders of preferred shares will have preference over holders of common stock in the payment of dividends and in the distribution of corporate assets in the event of dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary. In such an event, the holders of preferred shares shall be paid in full or ratably, insofar as the assets of the Corporation will permit, the par or issue value of each preferred share held by them, as the Board of Directors may determine upon their issuance, plus unpaid cumulated dividends up to the current period, before any assets of the Corporation shall be paid or distributed to the holders of the common shares.

5. The holders of preferred shares shall be entitled to the payment of current as well as any accrued or unpaid dividends on the preferred shares before any dividends can be paid to the holders of common shares.

6. The holders of preferred shares shall not be entitled to any other or further dividends beyond that specifically payable on the preferred shares.

7. The holders of preferred shares shall not be entitled to vote (except in those cases specifically provided by law) or be voted for.

8. The holders of preferred shares shall have no pre-emptive rights, options or any other similar rights to subscribe or receive or purchase any or all issues or other disposition of common or other preferred shares of the Corporation.

9. The preferred shares shall be entitled to receive dividends at a rate or rates to be determined by the Board of Directors upon their issuance.

10. <u>The Board of Directors shall be authorized to fix, implement, amend and provide such other terms and conditions of the preferred shares as it shall deem fit.</u> (As amended on February 12, 2004 by the Board of Directors and on March 18, 2004 by the stockholders representing at least 2/3 of the outstanding capital stock)

EIGHT: That the amount of said capital stock which has been actually subscribed is THREE BILLION SEVEN HUNDRED TWELVE MILLION SEVEN HUNDRED THOUSAND PESOS (3,712,700,000), and the following persons, who are all Filipinos, have subscribed for the number of shares and the amount of capital stock indicated opposite their respective names:

	NAME	CLASS A	CLASS B	NO. OF SHARES	AMOUNT SUBSCRIBED
1	John Gokongwei, Jr.	1,603,736,128	534,578,709	2,138,314,837	2,138,314,837
2	Henry L. Go	448,160,577	149,386,858	597,547,435	597,547,435
3	Johnson Robert Go	141,281,825	47,093,942	188,375,767	188,375,767
4	James L. Go	117,223,727	39,074,576	156,298,303	156,298,303
5	Lance Gokongwei	986	329	1,315	1,315
	Total Incorporators-subscribers	2,310,403,243	770,134,414	3,080,537,657	3,080,537,657
6	Gosotto & Co., Inc.	93,848,519	31,282,840	125,131,359	125,131,359
7	Ignacio Gotao	53,865,559	17,955,186	71,820,745	71,820,745
8	Inocencio Gotao	37,470,922	12,490,307	49,961,229	49,961,229
9	Lily Ngo Chua	35,291,944	11,763,981	47,055,925	47,055,925
10	Emma G. See	30,683,750	10,227,916	40,911,666	40,911,666
11	Nicris Development Corp.	29,709,036	9,903,012	39,612,048	39,612,048
12	Catalino Ngochua	29,552,609	9,850,869	39,403,478	39,403,478
13	Edward L. Go	23,444,544	7,814,848	31,259,392	31,259,392
14	Pacred Service & Investment Corp.	17,030,206	5,676,735	22,706,941	22,706,941
15	Manuel Ahyong	15,201,057	5,067,019	20,268,076	20,268,076
16	Michael G. Seetekbeng	10,091,207	3,363,735	13,454,942	13,454,942
17	Pacifico Yap	8,093,144	2,697,714	10,790,858	10,790,858
18	Esperanza G. Yu	7,864,418	2,621,472	10,485,890	10,485,890
19	Estrella G. Co	7,864,418	2,621,472	10,485,890	10,485,890
20	Alexander Yap	5,781,239	1,927,080	7,708,319	7,708,319
21	Dorothy Yap	5,781,239	1,927,080	7,708,319	7,708,319
22	Richard Yap	5,781,239	1,927,080	7,708,319	7,708,319
23	Evelyn Yap	5,781,239	1,927,080	7,708,319	7,708,319
24	Elena G. Yu	5,438,479	1,812,827	7,251,306	7,251,306
25	Antonio G. TanGiok Kun	2,989,865	996,622	3,986,487	3,986,487
26	Eufrocina G. Tan	2,934,985	978,328	3,913,313	3,913,313
27	Rosita G. Yu	2,855,785	951,928	3,807,713	3,807,713
28	Carmen S. Go	2,624,759	874,919	3,499,678	3,499,678
29	Fely G. Morgia	2,624,759	874,919	3,499,678	3,499,678
30	Amparo G. Ong-oh	2,624,759	874,919	3,499,678	3,499,678
31	Conchita S. Go	2,624,759	874,919	3,499,678	3,499,678

	NAME	CLASS A	CLASS B	NO. OF SHARES	AMOUNT SUBSCRIBED
32	Mary Ahyong	2,304,674	768,225	3,072,899	3,072,899
33	Dee K. Chiong	2,301,059	767,020	3,068,079	3,068,079
34	Manuel Luis Zialcita	1,791,356	597,119	2,388,475	2,388,475
35	Benigno Zialcita III	1,791,356	597,119	2,388,475	2,388,475
36	Benigno Zialcita Jr.	1,723,001	574,334	2,297,335	2,297,335
37	Felix G. Tan	1,643,144	547,715	2,190,859	2,190,859
38	David G. Tan	1,643,144	547,715	2,190,859	2,190,859
39	Benjamin G. Tan	1,643,144	547,715	2,190,859	2,190,859
40	Fely S. Go	1,524,838	508,279	2,033,117	2,033,117
41	Joseph Henry Ng	1,524,509	508,170	2,032,679	2,032,679
42	Anthony Yu	1,295,455	431,818	1,727,273	1,727,273
43	Wilfrido C. Tecson	1,204,425	401,475	1,605,900	1,605,900
44	See Tek Beng	790,352	263,451	1,053,803	1,053,803
45	Lynette Gotao	689,134	229,712	918,846	918,846
46	Juanita Marquez Lim	681,593	227,198	908,791	908,791
47	Paul Gotao See	657,258	219,086	876,344	876,344
48	Simon S. Go	568,856	189,619	758,475	758,475
49	Danilo Zialcita	558,669	186,223	744,892	744,892
50	Emiliana G. Tan	466,653	155,551	622,204	622,204
51	Maxwell Ahyong	275,062	91,688	366,750	366,750
52	Manuel Ahyong Jr.	275,062	91,688	366,750	366,750
53	Marivic Ahyong	274,734	91,578	366,312	366,312
54	Marissa Ahyong	274,734	91,578	366,312	366,312
55	Maritess Ahyong	274,405	91,469	365,874	365,874
56	Mary Elizabeth Zialcita	90,701	30,234	120,935	120,935
	Total other subscribers	474,121,757	158,040,586	632,162,343	632,162,343
	TOTAL SUBSCRIBED	2,784,525,000	928,175,000	3,712,700,000	3,712,700,000

NINTH: That the following persons have paid on the shares of capital stock for which they have subscribed the amount set out after their respective names:

	NAME	CLASS A	CLASS B	AMOUNT PAID
1	John Gokongwei, Jr.	1,603,736,128	534,578,709	2,138,314,837
2	Henry L. Go	448,160,577	149,386,858	597,547,435
3	Johnson Robert Go	141,281,825	47,093,942	188,375,767
4	James L. Go	117,223,727	39,074,576	156,298,303
5	Lance Gokongwei	986	329	1,315
	Total Incorporators-subscribers	2,310,403,243	770,134,414	3,080,537,657
6	Gosotto & Co., Inc.	93,848,519	31,282,840	125,131,359
7	Ignacio Gotao	53,865,559	17,955,186	71,820,745
8	Inocencio Gotao	37,470,922	12,490,307	49,961,229

	NAME	CLASS A	CLASS B	AMOUNT PAID
9	Lily Ngo Chua	35,291,944	11,763,981	47,055,925
10	Emma G. See	30,683,750	10,227,916	40,911,666
11	Nicris Development Corp.	29,709,036	9,903,012	39,612,048
12	Catalino Ngochua	29,552,609	9,850,869	39,403,478
13	Edward L. Go	23,444,544	7,814,848	31,259,392
14	Pacred Service & Investment Corp.	17,030,206	5,676,735	22,706,941
15	Manuel Ahyong	15,201,057	5,067,019	20,268,076
16	Michael G. Seetekbeng	10,091,207	3,363,735	13,454,942
17	Pacifico Yap	8,093,144	2,697,714	10,790,858
18	Esperanza G. Yu	7,864,418	2,621,472	10,485,890
19	Estrella G. Co	7,864,418	2,621,472	10,485,890
20	Alexander Yap	5,781,239	1,927,080	7,708,319
21	Dorothy Yap	5,781,239	1,927,080	7,708,319
22	Richard Yap	5,781,239	1,927,080	7,708,319
23	Evelyn Yap	5,781,239	1,927,080	7,708,319
24	Elena G. Yu	5,438,479	1,812,827	7,251,306
25	Antonio G. TanGiok Kun	2,989,865	996,622	3,986,487
26	Eufrocina G. Tan	2,934,985	978,328	3,913,313
27	Rosita G. Yu	2,855,785	951,928	3,807,713
28	Carmen S. Go	2,624,759	874,919	3,499,678
29	Fely G. Morgia	2,624,759	874,919	3,499,678
30	Amparo G. Ong-oh	2,624,759	874,919	3,499,678
31	Conchita S. Go	2,624,759	874,919	3,499,678
32	Mary Ahyong	2,304,674	768,225	3,072,899
33	Dee K. Chiong	2,301,059	767,020	3,068,079
34	Manuel Luis Zialcita	1,791,356	597,119	2,388,475
35	Benigno Zialcita III	1,791,356	597,119	2,388,475
36	Benigno Zialcita Jr.	1,723,001	574,334	2,297,335
37	Felix G. Tan	1,643,144	547,715	2,190,859
38	David G. Tan	1,643,144	547,715	2,190,859
39	Benjamin G. Tan	1,643,144	547,715	2,190,859
40	Fely S. Go	1,524,838	508,279	2,033,117
41	Joseph Henry Ng	1,524,509	508,170	2,032,679
42	Anthony Yu	1,295,455	431,818	1,727,273
43	Wilfrido C. Tecson	1,204,425	401,475	1,605,900
44	See Tek Beng	790,352	263,451	1,053,803
45	Lynette Gotao	689,134	229,712	918,846
46	Juanita Marquez Lim	681,593	227,198	908,791
47	Paul Gotao See	657,258	219,086	876,344
48	Simon S. Go	568,856	189,619	758,475
49	Danilo Zialcita	558,669	186,223	744,892
50	Emiliana G. Tan	466,653	155,551	622,204
51	Maxwell Ahyong	275,062	91,688	366,750
52	Manuel Ahyong Jr.	275,062	91,688	366,750
53	Marivic Ahyong	274,734	91,578	366,312

	NAME	CLASS A	CLASS B	AMOUNT PAID
54	Marissa Ahyong	274,734	91,578	366,312
55	Maritess Ahyong	274,405	91,469	365,874
56	Mary Elizabeth Zialcita	90,701	30,234	120,935
	Total other subscribers	474,121,757	158,040,586	632,162,343
	TOTAL PAID	2,784,525,000	928,175,000	3,712,700,000

TENTH: That no issuance or transfer of shares of stock of the corporation which would reduce the stock ownership of Filipino citizens to less than the percentage of the outstanding capital stock required by law to be owned by Filipino citizens, shall be allowed or permitted to be recorded in the books of the corporation. This restriction shall be printed or indicated in all the certificates of stock to be issued by the corporation.

ELEVENTH: That EUGENIE ML. VILLENA has been elected by the subscribers as Treasurer of the corporation to act as such until her successor is duly elected and shall have qualified in accordance with the by-laws; and that, as such Treasurer, she has been authorized to receive for the corporation, and to issue in its name receipts for all subscriptions paid in by the subscribers.

IN WITNESS WHEREOF, we have hereunto set our hands, this 7th day of June, 1990 at Manila Philippines.

(Sgd.) JOHN GOKONGWEI, JR.

(Sgd.) JAMES L. GO

(Sgd.) HENRY L. GO

(Sgd.) LANCE Y. GOKONGWEI

(Sgd.) JOHNSON ROBERT L. GO

Signed in the presence of:

(Sgd.) E.C. ROJAS, JR.

(Sgd.) Illegible

ACKNOWLEDGEMENT

Republic of the Philippines) S. S.
City of Manila

BEFORE ME, a Notary Public in and for Manila, Philippines, this 7th day of June, 1990, personally appeared:

Name	Res. Cert. No.	Date & Place Issued
JOHN GOKONGWEI, JR.	8254718 K	04.06.90 / Pasig
HENRY L. GO	8254715 K	04.06.90 / Pasig
JOHNSON ROBERT L. GO	8254716 K	04.06.90 / Pasig
JAMES L. GO	8254714 K	04.06.90 / Pasig
LANCE Y. GOKONGWEI	8246923 K	03.26.90 / Pasig

all known to me and to me known to be same persons who executed the foregoing Articles of Incorporation and they acknowledged to me that the same is their free and voluntary act and deed.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my notarial seal on the date and at the place first above-written.

Doc. No. 60:
Page No. 17:
Book No. 6 :
Series of 1990.

(Sgd.) ATTY. VICTOR DECIEMBRE
NOTARY PUBLIC
Until December 31, 1991
PTR No. 750168 - Manila
July 4, 1990

CENTRAL RECEIVING UNIT
Received by:

2004 MAR 19 PM 4 11

JG SUMMIT HOLDINGS, INC.
Metro Manila

DIRECTORS' CERTIFICATE

We, the undersigned, being the Chairman of the Board, the Corporate Secretary and the majority of the members of the Board of Directors of **JG SUMMIT HOLDINGS, INC.** (the "Corporation"), hereby certify that:

(1) The Amended Articles of Incorporation of the Corporation was further amended by a unanimous vote of the Board of Directors in a meeting held on 12 February 2004 and by the vote of stockholders representing more than two-thirds (2/3rd) of the outstanding capital stock of the Corporation at a special meeting of the stockholders held on 18 March 2004, whereby the following resolutions were approved:

> "**RESOLVED,** That JG Summit Holdings, Inc. (the "Corporation") hereby approves the reclassification of a certain portion of the Corporation's common shares into preferred shares whereby the Corporation's authorized capital stock in the amount of Fourteen Billion Eight Hundred Fifty Million Eight Hundred Thousand Pesos (Php14,850,800,000), after the reclassification shall be as follows: Twelve Billion Eight Hundred Fifty Million Eight Hundred Thousand (12,850,800,000) common shares with a par value of One Peso (Php1.00) per share and Two Billion (2,000,000,000) preferred shares with a par value of One Peso (Php1.00) per share.
>
> "**RESOLVED, FURTHER**, That Article Seventh of the Articles of Incorporation of the Corporation be hereby amended to read as follows:
>
> > SEVENTH: That the authorized capital stock of said corporation is FOURTEEN BILLION EIGHT HUNDRED FIFTY MILLION EIGHT HUNDRED THOUSAND PESOS (P14,850,800,000), Philippine Currency, divided into TWELVE BILLION EIGHT HUNDRED FIFTY MILLION EIGHT HUNDRED THOUSAND (12,850,800,000) common shares with a par value of ONE PESO (P1.00) and TWO BILLION (2,000,000,000) preferred shares with a par value of ONE PESO (P1.00).
> >
> > No transfer of stock or interest which will reduce the ownership of Filipino citizens to less than the required percentage of the capital stock as provided by existing laws shall be allowed or permitted to be recorded in the proper books of the Corporation and this restriction shall be indicated in all the stock certificates issued by the Corporation.
> >
> > Provided further, that no shareholder of any class shall be entitled to any pre-emptive right to subscribe for, purchase or receive any part of

the shares of the Corporation, whether issued from its unissued capital or its treasury stock.

The preferences, privileges, and voting powers of the preferred shares shall be as follows:

1. The preferred shares may be issued by the Board of Directors for such amount (not less than par), in such series and for purpose or purposes as shall be determined by the Board of Directors.

2. The preferred shares shall be non-convertible, non-voting, cumulative and non-participating.

3. The preferred shares may be redeemable at the option of Corporation at any time, upon payment of their aggregate par or issue value, plus all accrued and unpaid dividends, on such terms as the Board of Directors may determine at the time of issuance. Preferred shares so redeemed may be reissued by the Corporation upon such terms and conditions as the Board of Directors may determine.

4. The holders of preferred shares will have preference over holders of common stock in the payment of dividends and in the distribution of corporate assets in the event of dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary. In such an event, the holders of preferred shares shall be paid in full or ratably, insofar as the assets of the Corporation will permit, the par or issue value of each preferred share held by them, as the Board of Directors may determine upon their issuance, plus unpaid cumulated dividends up to the current dividend period, before any assets of the Corporation shall be paid or distributed to the holders of the common shares.

5. The holders of preferred shares shall be entitled to the payment of current as well as any accrued or unpaid dividends on the preferred shares before any dividends can be paid to the holders of common shares.

6. The holders of preferred shares shall not be entitled to any other or further dividends beyond that specifically payable on the preferred shares.

7. The holders of preferred shares shall not be entitled to vote (except in those cases specifically provided by law) or be voted for.

8. The holders of preferred shares shall have no pre-emptive rights, options or any other similar rights to subscribe or receive or purchase any or all issues or other disposition of common or other preferred shares of the Corporation.

9. The preferred shares shall be entitled receive dividends at a rate or rates to be determined by the Board of Directors upon their issuance.

10. The Board of Directors shall be authorized to fix, implement, amend and provide such other terms and conditions of the preferred shares as it shall deem fit.

"**RESOLVED, FINALLY,** that the Chairman, President, Corporate Secretary, Treasurer and other officers of the Corporation be authorized and empowered, as they are hereby empowered, to do any and all acts necessary and proper to give the foregoing resolutions force and effect."

(2) The attached is a full, complete, true and correct copy of the Amended Articles of Incorporation, as further amended.

IN WITNESS WHEREOF, we have hereunto set our hands this 18th of March, 2004 at Metro Manila, Philippines.

JAMES L. GO
Chairman/Director

JOHN GOKONGWEI, JR.
Director

JOHNSON ROBERT L. GO, SR.
Director

LANCE Y. GOKONGWEI
Director

PATRICK HENRY C. GO
Director

IGNACIO GOTAO
Director

GABRIEL C. SINGSON
Director

JOSE T. PARDO
Director

RICARDO J. ROMULO
Director

CORNELIO T. PERALTA
Director

LILY NGOCHUA
Director

ROSALINDA F. RIVERA
Corporate Secretary

SUBSCRIBED AND SWORN to before me this ______ day MAR 1 9 2004, 2004, by the following persons with their respective Community Tax Certificates, to wit:

NAME	COMM. TAX CERT. NO.	DATE/ PLACE ISSUED
JOHN GOKONGWEI, JR.	22276974	1.27.04/ Pasig City
JAMES L. GO	22276977	1.27.04/ Pasig City
LANCE Y. GOKONGWEI	22276976	1.27.04/ Pasig City
JOHNSON ROBERT L. GO, SR.	22276975	1.27.04/ Pasig City
LILY NGOCHUA		
IGNACIO GOTAO	22310935	2.27.04/ Pasig City
PATRICK HENRY C. GO	22295909	2.12.04/ Pasig City
GABRIEL C. SINGSON	22312878	2.27.04/ Pasig City
RICARDO J. ROMULO	15234976	2.13.04/ Makati City
JOSE T. PARDO	09598304	2.27.04/Muntinlupa City
CORNELIO T. PERALTA	15228786	2.09.04/Makati City
ROSALINDA F. RIVERA	13765581	1.13.04/ Quezon City

CIELITA A. CATUBAY
Notary Public
NOTARY PUBLIC
PTR M-0[illegible] 01/15/04 MAND.
TIN: 140-951-194

Doc. No. 358;
Page No. 77;
Book No. 93;
Series of 2004.

SECRETARY'S CERTIFICATE

I, **ROSALINDA F. RIVERA**, of legal age, Filipino, with office address at the 40th floor, Robinsons Equitable Tower, ADB Avenue corner Poveda St., Ortigas Center, Pasig City, in my capacity as the Corporate Secretary of JG Summit Holdings, Inc. (the "Corporation"), a corporation incorporated under the laws of the Republic of the Philippines with principal office located at the 43rd floor, Robinsons Equitable Tower, ADB Avenue corner Poveda St., Ortigas Center, Pasig City, after being duly sworn to in accordance with law hereby deposes and states that:

As of the date hereof and before the proposed reclassification of TWO BILLION (2,000,000,000) common shares into preferred shares, the authorized capital stock of the Corporation is FOURTEEN BILLION EIGHT HUNDRED FIFTY MILLION EIGHT HUNDRED THOUSAND PESOS (P14,850,800,000.00) divided into FOURTEEN BILLION EIGHT HUNDRED FIFTY MILLION EIGHT HUNDRED THOUSAND (14, 850,800,000) common shares with a par value of One Peso (Php1.00) whereby SIX BILLION EIGHT HUNDRED NINETY FIVE MILLION TWO HUNDRED SEVENTY THREE THOUSAND SIX HUNDRED FIFTY SEVEN PESOS (P6,895,273,657.00) equivalent to SIX BILLION EIGHT HUNDRED NINETY FIVE MILLION TWO HUNDRED SEVENTY THREE THOUSAND SIX HUNDRED FIFTY SEVEN (6,895,273,657) shares have been subscribed and the number of shares that have been paid up is SIX BILLION EIGHT HUNDRED NINETY FIVE MILLION TWO HUNDRED SEVENTY THREE THOUSAND SIX HUNDRED FIFTY SEVEN (6,895,273,657).

In witness whereof, I have hereunto signed this certificate on March 23, 2004, in Makati City, Metro Manila, Philippines.

ROSALINDA F. RIVERA
Corporate Secretary

SUBSCRIBED and SWORN to before me on March 23, 2004 in Makati City, Philippines, affiant exhibiting to me her Community Tax Certificate with Number 13765581 issued in January 13, 2004, in Quezon City.

ATTY. OLIVIA T. OLALIA
Notary Public
Until December 31, 2004
PTR No. 7013302 1/03/04 Makati City
IBP No. 593132 1/05/04 Pasig City

Doc. No. 292;
Page No. 060;
Book No. I;
Series of 2004.

SECRETARY'S CERTIFICATE

I, **ROSALINDA F. RIVERA**, of legal age, Filipino, with office address at the 40th Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda St., Ortigas Center, Pasig City, Philippines, in my capacity as the Corporate Secretary of JG Summit Holdings, Inc. ("Corporation"), a corporation incorporated under the laws of the Republic of the Philippines, with principal office at the 43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda St., Ortigas Center, Pasig City, Philippines, after being duly sworn to and in accordance with law deposes and states that:

(1) The Articles of Incorporation of the Corporation was amended by a unanimous vote of the Board of Directors in a meeting held on 12 February 2004 and by the vote of stockholders representing more than two-thirds (2/3rd) of the outstanding capital stock of the Corporation at a special meeting of the stockholders held on 18 March 2004, whereby the following resolutions were approved:

> "**RESOLVED,** That JG Summit Holdings, Inc. (the "Corporation") hereby approves the reclassification of a certain portion of the Corporation's common shares into preferred shares whereby the Corporation's authorized capital stock in the amount of Fourteen Billion Eight Hundred Fifty Million Eight Hundred Thousand Pesos (Php14,850,800,000) after the reclassification shall be as follows: Twelve Billion Eight Hundred Fifty Million Eight Hundred Thousand (12,850,800,000) common shares with a par value of Php1.00 per share and Two Billion (2,000,000,000) preferred shares with a par value of Php1.00 per share.
>
> "**RESOLVED, FURTHER**, That Article Seventh of the Articles of Incorporation of the Corporation be hereby amended to read as follows:
>
> > SEVENTH: That the authorized capital stock of said corporation is FOURTEEN BILLION EIGHT HUNDRED FIFTY MILLION EIGHT HUNDRED THOUSAND PESOS (P14,850,800,000), Philippine Currency, divided into TWELVE BILLION EIGHT HUNDRED FIFTY MILLION EIGHT HUNDRED THOUSAND (12,850,800,000) common shares with a par value of ONE PESO (P1.00) and TWO BILLION (2,000,000,000) preferred shares with a par value of ONE PESO (P1.00).
> >
> > No transfer of stock or interest which will reduce the ownership of Filipino citizens to less than the required percentage of the capital stock as provided by existing laws shall be allowed or permitted to be recorded in the proper books of the Corporation and this restriction shall be indicated in all the stock certificates issued by the Corporation.
> >
> > Provided further, that no shareholder of any class shall be entitled to any pre-emptive right to subscribe for, purchase

or receive any part of the shares of the Corporation, whether issued from its unissued capital or its treasury stock.

The preferences, privileges, and voting powers of the preferred shares shall be as follows:

1. The preferred shares may be issued by the Board of Directors for such amount (not less than par), in such series and for purpose or purposes as shall be determined by the Board of Directors.

2. The preferred shares shall be non-convertible, non-voting, cumulative and non-participating.

3. The preferred shares may be redeemable at the option of Corporation at any time, upon payment of their aggregate par or issue value, plus all accrued and unpaid dividends, on such terms as the Board of Directors may determine at the time of issuance. Preferred shares so redeemed may be reissued by the Corporation upon such terms and conditions as the Board of Directors may determine.

4. The holders of preferred shares will have preference over holders of common stock in the payment of dividends and in the distribution of corporate assets in the event of dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary. In such an event, the holders of preferred shares shall be paid in full or ratably, insofar as the assets of the Corporation will permit, the par or issue value of each preferred share held by them, as the Board of Directors may determine upon their issuance, plus unpaid cumulated dividends up to the current dividend period, before any assets of the Corporation shall be paid or distributed to the holders of the common shares.

5. The holders of preferred shares shall be entitled to the payment of current as well as any accrued or unpaid dividends on the preferred shares before any dividends can be paid to the holders of common shares.

6. The holders of preferred shares shall not be entitled to any other or further dividends beyond that specifically payable on the preferred shares.

7. The holders of preferred shares shall not be entitled to vote (except in those cases specifically provided by law) or be voted for.

8. The holders of preferred shares shall have no pre-emptive rights, options or any other similar rights to subscribe or receive or purchase any or all issues or other disposition of common or other preferred shares of the Corporation.

9. The preferred shares shall be entitled to receive dividends at a rate or rates to be determined by the Board of Directors upon their issuance.

10. The Board of Directors shall be authorized to fix, implement, amend and provide such other terms and conditions of the preferred shares as it shall deem fit.

"**RESOLVED, FINALLY,** that the Chairman, President, Corporate Secretary, Treasurer and other officers of the Corporation be authorized and empowered, as they are hereby empowered, to do any and all acts necessary and proper to give the foregoing resolutions force and effect."

(2) The **equity shareholdings** of the existing stockholders of the Corporation **before and after the reclassification** of the common shares into preferred shares **did not change**;

(3) The preferred shares are created pursuant to the reclassification of Two Billion (2,000,000) common shares taken from the **unissued portion** of the Corporation's capital stock;

(4) This certification shall remain in full force and effect and is binding on the Corporation, unless otherwise revoked in writing and notice to this effect is received from the Corporation.

IN WITNESS WHEREOF, I have hereunto set my hand this 18th day of March 2004, in Pasig City, Metro Manila, Philippines.

ROSALINDA F. RIVERA
Corporate Secretary

SUBSCRIBED AND SWORN to before me, this 18th day of March 2004 in Pasig City, Philippines, affiant exhibiting to me her Community Tax Certificate No.13765581, issued on January 13, 2004 in Quezon City.

Doc. No. 287;
Page No. 58;
Book No. I;
Series of 2004.

ERWIN T. MANUEL
UNTIL DECEMBER 31, 2004
ISSUED AT JANUARY 3, 2004
ON . Q.C.

FILE
1 of 2

PSE Code HO-180

COVER SHEET

				1	5	2	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	G I S	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

GENERAL INFORMATION SHEET
For the Special Meeting of Shareholders – March 18, 2004

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

GIS Form 2001

GENERAL INFORMATION SHEET

STOCK CORPORATION

GENERAL INSTRUCTIONS ON THE USE OF THIS GENERAL INFORMATION SHEET (GIS)

1. THIS GIS IS TO BE SUBMITTED WITHIN THIRTY (30) CALENDAR DAYS FOLLOWING THE DATE OF THE ANNUAL MEMBERS' MEETING. DO NOT LEAVE ANY ITEM BLANK. WRITE N.A. IF INFORMATION REQUIRED IS NOT APPLICABLE TO THE CORPORATION.

2. IF NO MEETING WAS HELD, THE CORPORATION SHALL SUBMIT THE GIS TOGETHER WITH AN AFFIDAVIT OF NON-HOLDING OF MEETING WITHIN THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE SCHEDULED ANNUAL/SPECIAL MEETING (AS PROVIDED IN THE BY-LAWS).

THIS GIS SHOULD BE CERTIFIED AND SWORN TO BY THE CORPORATE SECRETARY, OR THE PRESIDENT, OR ANY DULY AUTHORIZED OFFICER OF THE CORPORATION.

4. SUBMIT SIX (6) COPIES TO THE CENTRAL RECEIVING SECTION, GROUND FLOOR, SEC BUILDING, EDSA, MANDALUYONG CITY. THE ORIGINAL AND ALL CONFORMED COPIES UNIFORMLY SHOULD BE ON A4 OR LETTER-SIZED PAPER UNDER A STANDARD COVER PAGE. THE ORIGINAL AND ALL CONFORMED PAGES SHALL UTILIZE ONLY ONE SIDE. COMPANIES SUBMITTING A COPY ON A DISKETTE NEED ONLY TO SUBMIT FOUR (4) PAPER COPIES.

5. ALL FILINGS MUST BE WRITTEN IN THE ENGLISH LANGUAGE.

6. ONLY THE GIS ACCOMPLISHED IN ACCORDANCE WITH THE HEREIN INSTRUCTIONS SHALL BE CONSIDERED AS HAVING BEEN FILED/SUBMITTED.

ACTUAL DATE OF ANNUAL/SPECIAL MEETING: **MARCH 18, 2004 (Special Meeting)**

================================ PLEASE PRINT LEGIBLY ================================

REG. NO.	DATE OF ANNUAL MEETING PER BY-LAWS	FISCAL YEAR END
184044	**2nd Thursday of June**	**December 31**

CORPORATE NAME	
JG SUMMIT HOLDINGS, INC.	
ADDRESS/PRINCIPAL OFFICE BASED ON LATEST ARTICLES OF INCORPORATION: **Metro Manila, Philippines**	DATE REGISTERED: **November 23, 1990**
PRESENT ADDRESS: **43/F Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila**	AREA CODE

TELEPHONE NO.	FAX NO.	CORPORATE TIN
633-7631 to 40	**633-9387**	**000-775-860**

PRIMARY PURPOSE/ACTIVITY PRESENTLY ENGAGED IN	INDUSTRY CLASSIFICATION
	Holding Company
Investments	INDUSTRY CODE

PARENT COMPANY REG. NO.	COMPANY NAME AND ADDRESS
N. A.	**None**
SUBSIDIARY/AFFILIATE REG. NO.	COMPANY NAME AND ADDRESS
	See Annex "A"

TOTAL NO. OF EMPLOYEES	TOTAL NO. OF MANAGERS/OFFICERS	TOTAL ANNUAL COMPENSATION OF DIRECTORS DURING THE PRECEDING FISCAL YEAR	WITH SEC/OTHER GOV'T AGENCY SECONDARY LICENSE? Y/N
16	**15**	**P 2,857,500**	**N** REG. NO. **N. A.**

Note: SHADED BOXES ARE FOR SEC PERSONNEL. USE ADDITIONAL SHEET IF NECESSARY.

GENERAL INFORMATION SHEET
STOCK CORPORATION
JG SUMMIT HOLDINGS, INC.
================================ PLEASE PRINT LEGIBLY ================================

FINANCIAL PROFILE **(as of March 31, 2004)**

AUTHORIZED CAPITAL

		TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		Common **Preferred**		**12,850,800,000** **2,000,000,000**	**P1.00** **P1.00**	**P12,850,800,000.00** **2,000,000,000.00**
TOTAL				**14,850,800,000**		**P14,850,800,000.00**

SUBSCRIBED CAPITAL

FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	1,931 **-**	**Common** **Preferred**		**6,817,030,430** **-**	**P1.00**	**P6,817,030,430** **-**
TOTAL				**6,817,030,430**		**P6,817,030,430**
FOREIGN (NATIONALITY)	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	39 **-**	**Common** **Preferred**		**78,243,227** **-**	**P1.00**	**P78,243,227** **-**
TOTAL				**78,243,227**		**P78,243,227**
PERCENTAGE OF FOREIGN EQUITY				**1.13%**		**1.13%**
TOTAL SUBSCRIBED	**1,970** **-**	**Common** **Preferred**		**6,895,273,657[A]** **-**	**P1.00**	**P6,895,273,657[A]** **-**
	1,970			**6,895,273,657[A]**		**P6,895,273,657[A]**

PAID-UP CAPITAL

FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	1,931 **-**	**Common** **Preferred**		**6,817,030,430** **-**	**P1.00**	**P6,817,030,430** **-**
TOTAL				**6,817,030,430**		**P6,817,030,430**
FOREIGN (NATIONALITY)	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	39 **-**	**Common** **Preferred**		**78,243,227** **-**	**P1.00**	**P78,243,227** **-**
TOTAL				**78,243,227**		**P78,243,227**
TOTAL PAID-UP	**1,970** **-**	**Common** **Preferred**		**6,895,273,657[A]** **-**		**P6,895,273,657** **-**
	1,970			**6,895,273,657[A]**		**P6,895,273,657**

NOTE: USE ADDITIONAL SHEET/ANNEX (2a) IF NECESSARY. USED 2a [Y/N] **NO**

[A] **Includes 98,082,000 Treasury Shares.**

GENERAL INFORMATION SHEET
STOCK CORPORATION
JG SUMMIT HOLDINGS, INC.
=============================== PLEASE PRINT LEGIBLY ===============================

TOTAL ASSETS (as of **December 31, 2003**)	**173,219,106,647**

DIRECTORS / OFFICERS

NAME AND ADDRESS (RESIDENCE)	INC'R	BOARD	STOCK HOLDER	OFFICER	T.I.N. or Passport No. NATIONALITY
1. John Gokongwei, Jr. - Metro Manila	**Y**	**M**	**Y**	**Chairman Emeritus**	**124-294-226 Filipino**
2. Johnson Robert L. Go,Sr. - Metro Manila	**Y**	**M**	**Y**	**Vice Chairman**	**124-294-218 Filipino**
3. James L. Go - Metro Manila	**Y**	**C**	**Y**	**Chairman and Chief Executive Officer**	**124-294-200 Filipino**
4. Lance Y. Gokongwei - Metro Manila	**Y**	**M**	**Y**	**President and Chief Operating Officer**	**116-312-586 Filipino**
5. Lily NgoChua - Cebu City	**N**	**M**	**Y**	**N. A.**	**112-272-273 Filipino**
6. Patrick Henry C. Go - Metro Manila	**N**	**M**	**Y**	**N.A.**	**139-143-209 Filipino**
7. Ignacio Gotao - Metro Manila	**N**	**M**	**Y**	**Senior Vice President**	**124-294-234 Filipino**
8. Gabriel C. Singson - Metro Manila	**N**	**M**	**Y**	**N. A.**	**113-289-393 Filipino**
9. Ricardo J. Romulo - Metro Manila	**N**	**M**	**Y**	**N.A.**	**130-998-357 Filipino**
10. Cornelio T. Peralta - Metro Manila	**N**	**M**	**Y**	**N.A.**	**115-365-627 Filipino**
11. Jose T. Pardo - Metro Manila	**N**	**M**	**Y**	**N. A.**	**116-203-611 Filipino**
12. Eugenie ML. Villena - Metro Manila	**N**	**N.A.**	**N**	**Senior Vice President & Chief Financial Officer - Treasurer**	**135-241-720 Filipino**
13. Constante T. Santos - Metro Manila	**N**	**N.A.**	**N**	**Senior Vice President - Comptroller**	**116-312-918 Filipino**
14. Rosalinda F. Rivera -Metro Manila	**N**	**N.A**	**N**	**Corporate Secretary**	**185-543-392 Filipino**

INSTRUCTIONS:
FOR **BOARD** COLUMN, PUT "**C**" FOR CHAIRMAN, "**M**" FOR MEMBER.
FOR **INC'R** COLUMN, PUT "**Y**" IF AN INCORPORATOR, "**N**" IF NOT.
FOR **STOCKHOLDER** COLUMN, PUT "**Y**" IF A STOCKHOLDER, "**N**" IF NOT.
FOR **OFFICER** COLUMN, INDICATE PARTICULAR POSITION IF AN OFFICER, "N.A." IF NOT.

GENERAL INFORMATION SHEET
STOCK CORPORATION
JG SUMMIT HOLDINGS, INC.

================================ PLEASE PRINT LEGIBLY ================================

CORPORATE NAME:
JG SUMMIT HOLDINGS, INC.

TOTAL NO. OF STOCKHOLDERS **(as of March 31, 2004)** **1,970**

NAME, NATIONALITY AND ADDRESS	SHARES SUBSCRIBED				
	TYPE/CLASS	NUMBER	AMOUNT (PhP)	AMOUNT PAID (PhP)	T.I.N. or Passport No.
(See Annex "B")					
			TOTAL		

INSTRUCTIONS: INDICATE THE TOP 14 STOCKHOLDERS, IF MORE THAN 14, INDICATE THE REST AS OTHERS.

GENERAL INFORMATION SHEET
STOCK CORPORATION
JG SUMMIT HOLDINGS, INC.
================================ PLEASE PRINT LEGIBLY ================================

A. FORMS OF INVESTMENTS OF CORPORATE FUNDS IN ANOTHER CORPORATION:	**(as of Dec. 31, 2003)** AMOUNT (PhP)	DATE OF BOARD RESOLUTION	DATE OF STOCKHOLDERS' RATIFICATION
STOCKS - **Marketable Equity Securities** **Permanent Investments**	**P6,449,351** **P20,410,241,589**		
BONDS/COMMERCIAL PAPER	**None**		
LOANS/CREDITS/ADVANCES	**None**		
GOVERNMENT TREASURY BILLS	**None**		
OTHERS -**Money Market Placements**	**P874,158,000**		
B. INVESTMENT OF CORPORATE FUNDS IN ANY OF ITS SECONDARY PURPOSES		DATE OF BOARD RESOLUTION	DATE OF STOCKHOLDERS' RATIFICATION
NATURE OF SECONDARY PURPOSE	**N.A.**	**N.A.**	**N.A.**
C. TREASURY SHARES		NO. OF SHARES	ACQUISITION COST
	(as of December 31, 2003)	**98,082,000**	**P 721,848,289**
D. UNRESTRICTED RETAINED EARNINGS AS OF END OF LAST FISCAL YEAR **After the cost of treasury shares (as of December 31, 2003)**			**₱12,137,532,950**

E. DIVIDENDS DECLARED DURING THE IMMEDIATELY PRECEDING YEAR:	**(as of December 31, 2003)**
TYPE OF DIVIDENDS	AMOUNT (PhP)
CASH DIVIDEND-P0.03 PER SHARE	**P203,915,750**
STOCK DIVIDEND- 10%	**None**
PROPERTY DIVIDEND	**None**
TOTAL	**₱203,915,750**

I, **ROSALINDA F. RIVERA, CORPORATE SECRETARY** OF THE ABOVE MENTIONED CORPORATION, DO SOLEMNLY SWEAR AND CERTIFY THAT ALL MATTERS SET FORTH IN THIS GENERAL INFORMATION SHEET COMPOSED OF 5 PAGES ARE TRUE AND CORRECT TO THE BEST OF MY KNOWLEDGE AND THAT THIS CORPORATION HAS COMPLIED WITH ALL THE REPORTORIAL REQUIREMENTS PROVIDED UNDER THE CORPORATION CODE OF THE PHILIPPINES.

WE UNDERSTAND THAT OUR FAILURE TO FILE THIS GIS FOR FIVE (5) CONSECUTIVE YEARS SHALL BE CONSTRUED AS INOPERATION OF THE CORPORATION AND A GROUND FOR THE REVOCATION OF OUR CERTIFICATE OF INCORPORATION. IN THIS CASE, WE HEREBY WAIVE OUR RIGHT TO A HEARING FOR SAID REVOCATION.

DONE THIS 16TH DAY OF APRIL, 2004 AT PASIG CITY, METRO MANILA

(SIGNATURE)

APR 1 9 2004

SUBSCRIBED AND SWORN to before me this ______ day of __________, 2004 at QUEZON CITY affiant exhibited to me her Community Tax Certificate No. 13765581 issued at Quezon City on January 13, 2004.

DOC. NO. 49;
PAGE NO. 11;
BOOK NO. 149;
SERIES OF 2004.

NOTARY PUBLIC
UNTIL DECEMBER 31,
PTR NO. 4785837
ISSUED JAN 5, 2004 ON
IBP QUEZON CITY

NOTE: This **General Information Sheet (GIS)** may be used as prima facie evidence against the corporation for any violation of the Securities Regulation Code, the Corporation Code of the Philippines and other special laws, as well as the rules and regulations of the Securities and Exchange Commission.
/mhd

JG SUMMIT HOLDINGS, INC. LIST OF SUBSIDIARIES / AFFILIATES

Annex "A"

	SEC Reg. No.	Company Name	Company Address
1.	163750	Adia Development and Management Corporation	Metro Manila
2.		Bayantrade Dotcom Phils, Inc.	Metro Manila
3.	165084	Brittania Industrial Corporation	Metro Manila
4.	07092	Cambridge Electronics Corporation	Metro Manila
5.		Cambridge Multi-Chem Electronics Corp.	Metro Manila
6.		Cambridge Electronics Europe, Ltd.	Metro Manila
7.		Cebu Air, Inc.	Metro Manila
8.		Cebu Light Industrial Park, Inc.	Cebu
9.	15717	CFC Corporation	Metro Manila
10.	95897	CFC Clubhouse, Inc.	Metro Manila
11.		CFC Clubhouse Property, Inc.	Metro Manila
12.	145111	Digital Telecommunications Phils, Inc.	Metro Manila
13.		Digitel Information Technology Services, Inc.	Metro Manila
14.	006581	Express Holdings, Inc.	Metro Manila
15.		First Private Power Corporation	Metro Manila
16.		Hello Snack Food Corp.	Metro Manila
17.		Hongkong China Foods Co. Ltd.	Hong Kong
18.	116284	Hunt-Universal Robina Corporation	Metro Manila
19.		Jobstreet.com Phils., Inc.	Metro Manila
20.	AS094-003578	JG Cement Corporation	Metro Manila
21.	A200000791	JG Summit Capital Markets Corporation	Metro Manila
22.	141328	JG Summit Capital Services Corporation	Metro Manila
23.	N.A.	JG Summit (Cayman), Ltd.	Cayman Islands
24.	AS094-001800	JG Summit Petrochemical Corporation	Metro Manila
25.	N.A.	JG Summit Philippines, Ltd.	Cayman Islands
26.		Joyco-Universal Robina Corporation	Metro Manila
27.	8503	Litton Mills, Inc.	Metro Manila
28.	50428	Manila Midtown Hotels & Land Corporation	Metro Manila
29.	80627	Mark Electronics Corporation	Metro Manila
30.		Multinational Finance Group, Ltd.	Cayman Islands
31.	AS094-00009006	Nissin-Universal Robina Corporation	Metro Manila
32.		Oriental Petroleum and Minerals Corporation	Metro Manila
33.		Panyu Peggy Foods Co. Ltd.	China
34.	AS091-196526	Premiere Printing Company, Inc.	Metro Manila
35.		Presto Trading Co. Ltd.	Thailand
36.		PT URC Indonesia	Indonesia
37.		Ricellent Sdn. Bhd.	Malaysia
38.	AS094-008939	Robinson's Homes, Inc.	Metro Manila
39.	156497	Robinson's Inn, Inc.	Metro Manila
40.		Robinson's Land (Cayman), Ltd.	Cayman Islands
41.	93269-A	Robinsons Land Corporation	Metro Manila
42.		Robinsons Realty and Management Corporation	Metro Manila
43.		Robinsons Savings Bank Corporation	Metro Manila
44.	158114	Savannah Industrial Corporation	Metro Manila
45.	35198	Southern Negros Development Corporation	Negros Occidental
46.		Shanghai Peggy Foods Co. Ltd.	China
47.		Sterling Holdings and Securities Corporation	Metro Manila
48.	A200006390	Summit Forex Brokers Corporation	Metro Manila
49.		Telegraph Developments, Ltd.	Cayman Islands
50.	167988	Terai Industrial Corporation	Metro Manila
51.		Tianjin Pacific Foods Manufacturing Co. Ltd.	China
52.	AS094-00009835	Trion Homes Development Corporation	Metro Manila
53.	94482	Unicon Insurance Brokers Corporation	Metro Manila
54.		United Industrial Corporation Limited	Singapore
55.	011556	Universal Consolidated Corporation	Metro Manila
56.	N.A.	Universal Robina (Cayman), Ltd.	Cayman Islands
57.	9170	Universal Robina Corporation	Metro Manila
58.	146242	Universal Robina Sugar Milling Corporation	Metro Manila
59.		URC Asean Brands Co., Ltd.	British Virgin Islands
60.		URC Hongkong Co. Ltd.	Hong Kong
61.		URC International Co. Ltd.	British Virgin Islands
62.		URC Foods (Singapore) Pte. Ltd.	Singapore
63.		URC Snack Foods (Malaysia) Sdn. Bhd.	Malaysia
64.		URC (Thailand) Co. Ltd.	Thailand
65.	161356	Westpoint Industrial Mills Corporation	Metro Manila
66.		Xiamen-Tongan Pacific Foods Co. Ltd.	China
67.		CP Air Holdings, Inc.	Metro Manila
68.		Digitel Mobile Philippines, Inc.	Metro Manila
69.		Digitel Capital Philippines. Ltd.	Cayman Islands
70.		JG Summit Limited	British Virgin Islands
71.		URC Philippines, Ltd.	British Virgin Islands
72.		JGSH Philippines, Limited	British Virgin Islands

Annex "B"

JG SUMMIT HOLDINGS, INC.
LIST OF TOP 20 STOCKHOLDERS
As of March 31, 2004

	STOCKHOLDERS' NAME	NUMBER OF SHARES
1	GOKONGWEI JR., JOHN	1,734,450,649
2	GOKONGWEI BROTHERS FOUNDATION INC.	1,129,135,267
3	EQUITABLE PCI BANK NO. 203-78848-4	1,033,319,225
4	PCD NOMINEE CORPORATION - (FILIPINO)	763,974,779
5	EXPRESS HOLDINGS, INC.	284,676,715
6	GO, JOHNSON ROBERT L.	239,669,172
7	GOKONGWEI, LANCE Y. &/OR ELIZABETH GOKONGWEI	234,845,280
8	GO, JAMES L.	196,616,656
9	GOKONGWEI, JOHN &/OR LANCE GOKONGWEI	141,030,450
10	GOSOTTO & CO., INC.	115,644,494
11	PCD NOMINEE CORPORATION- (NON-FILIPINO)	76,722,997
12	NGO CHUA, LILY	74,342,275
13	PE, ROBINA GOKONGWEI &/OR ELIZABETH GOKONGWEI	72,345,278
14	UNIVERSAL ROBINA CORPORATION	57,663,430
15	GOKONGWEI, LIZA YU &/OR ELIZABETH GOKONGWEI	54,200,000
16	NICRIS DEVELOPMENT CORPORATION	38,073,252
17	NGOCHUA, CATALINO S.	36,907,869
18	TANG, HOPE GOKONGWEI &/OR ELIZABETH GOKONGWEI	36,100,000
19	SY, MARCIA GOKONGWEI &/OR ELIZABETH GOKONGWEI	36,100,000
20	ONG, FAITH GOKONGWEI &/OR ELIZABETH GOKONGWEI	36,100,000
	TOTAL	*6,391,917,788*

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JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

2004 APR 16 PM 5 02

CERTIFICATION

I, ROSALINDA F. RIVERA, of legal age, Filipino, with office address at the 40th Floor, Robinsons Equitable Tower, ADB Avenue corner P. Poveda St., Ortigas Center, Pasig City, after having been duly sworn in accordance with law, hereby certify that:

1. I am the duly elected and qualified Corporate Secretary of JG SUMMIT HOLDINGS, INC. (JGSHI), with office address at the 43rd Floor, Robinsons Equitable Tower, ADB Avenue corner P. Poveda St., Ortigas Center, Pasig City.

2. That the diskette attached herewith labeled "JG Summit Holdings, Inc. General Information Sheet (GIS) for the Special Meeting of Shareholders held on March 18, 2004", contains the exact data stated in the hard copies of the General Information Sheet for the Special Meeting of Shareholders of JG Summit Holdings, Inc. held on March 18, 2004.

IN WITNESS WHEREOF, I have hereunto set my hand this 16th day of April 2004 at Pasig City, Metro Manila.

ROSALINDA F. RIVERA
Corporate Secretary

SUBSCRIBED AND SWORN to before me this APR 16 2004 day of QUEZON CITY 2004 at ____________, affiant exhibited to me her Community Tax Certificate No. 13765581 issued at Quezon City on January 13, 2004.

NOTARY PUBLIC
ATTY. HECTOR B. CENTENO
NOTARY PUBLIC
PTR NO. 49685837
DATE ISSUED: JAN. 5, 2004
ISSUED AT QUEZON CITY
UNTIL DEC. 31, 2004

Doc. No. 90;
Page No. 19;
Book No. 149;
Series of 2004.

/kds/